AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made as of June 8, 2015, by and among Snipp Interactive Inc., a British Columbia corporation (“Parent”), Hip Acquisition, Inc., a Delaware corporation (“Merger Sub”), Hip Digital Media Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Stockholders’ Representative. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Merger Agreement (as defined below).

R E C I T A L S

WHEREAS, Parent, Merger Sub, the Company and the Stockholders’ Representative have made and entered into that certain Agreement and Plan of Merger as of May 31, 2015 (the “Merger Agreement”);

WHEREAS, the parties to the Merger Agreement desire to amend the Merger Agreement; and

WHEREAS, Section 10.7 of the Merger Agreement provides that it may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.

NOW, THEREFORE, in consideration of the promises and conditions contained herein, the parties hereby agree as follows:

1.

Amendment to Section 6.13(a). Section 6.13(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(a)

In order to reward those key employees of the Company and its applicable Subsidiaries listed in Section 6.13(a) of the Disclosure Letter for their past work with the Company and to further incentivize such employees to remain employed with the Company or its applicable Subsidiaries at least through the end of the Q4 Period, subject to each such employee executing and delivering a Bonus Grant Agreement (as defined below) (each such employee who executes and delivers a Bonus Grant Agreement being a “Bonus Grantee”), the Bonus Grantees shall be entitled to receive in the aggregate (i) up to fifteen percent (15%) of the Parent Common Share Merger Consideration (or 1,938,279 Parent Common Shares, and for the avoidance of doubt, the issuance of such shall not be subject to proportionate Revenue-related adjustments as contemplated in Section 3.2) issued under the Tranche One Payment Amount, the Tranche Two Payment Amount, the Tranche Three Payment Amount, and the Tranche Four Payment Amount (such Parent Common Shares, as issued pursuant to the Bonus Grant Agreement, being the “Bonus Shares”), and (ii) up to fifteen percent (15%) of the Earn-Out Payment (such portion of the Earn-Out Payment, as adjusted in accordance with this Agreement, being the “Bonus  Payments”, and such overall bonus arrangement being the “Bonus Arrangement”). Each Bonus Grantee’s pro rata share of the Bonus Shares and Bonus Payments is as set forth in Section 1.1(a) of the Disclosure Letter.”

2.

3.

Amendment to Section 6.14. Section 6.14 of the Merger Agreement is hereby amended by replacing the number “454,547” with the number “456,066”.

4.

Amendment to Section 6.14(i). Section 6.14(i) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(i)

the Fuse Shares shall be issued at the same times and in the same proportions as the issuances of the Parent Common Share Merger Consideration to Stockholders out of the Tranche One Payment Amount, the Tranche Two Payment Amount, the Tranche Three Payment Amount, and the Tranche Four Payment Amount, and for the avoidance of doubt, the issuance of the Fuse Shares shall not be subject to proportionate Revenue-related adjustments as contemplated in Section 3.2, with the allocation of such number of Fuse Shares out of the Parent Common Share Merger Consideration in each of the Tranche One Payment Amount, the Tranche Two Payment Amount, the Tranche Three Payment Amount, and the Tranche Four Payment Amount to be made first to Fuse, and with the remainder of the Parent Common Share Merger Consideration in each such tranche to then be allocated among the Stockholders (with such allocation to the Stockholders subject to proportionate Revenue-related adjustments as contemplated in Section 3.2);”

5.

Amendment to Title of Section 8.10. The title to Section 8.10 of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“Section 8.10 Satisfaction of Claims Solely by Right of Set-Off.”

6.

Amendment to Section 8.10(a). Section 8.10(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(a)

Notwithstanding any provision of this Agreement to the contrary, Parent, for itself or on behalf of any other Parent Indemnified Party, shall set-off any amount to which it or any other Parent Indemnified Party is entitled to receive from the Company Indemnifying Parties pursuant to Section 6.8 or Section 8.2 (A) against any amount otherwise payable by Parent under this Agreement and/or any Bonus Grant Agreement (as applicable) to any Stockholder or Bonus Grantee (including any Earn-Out Payment or Bonus Payment), and not yet paid to the Stockholders and/or the Bonus Grantees, and/or (B) against the applicable portion of the Adjusted Gross Merger Consideration, Bonus Shares and Fuse Shares (as applicable) not yet issued to the Company Indemnifying Parties; provided, however, that with respect to any claim for indemnification by a Parent Indemnified Party under Section 8.2(g), Parent may only set-off the amount of Losses in respect of such claim against the Holdback Shares. To the extent Parent acts pursuant to its rights under the foregoing provisions of this Section 8.10(a) regarding the setoff of claims against Parent Common Shares (including Bonus Shares, Fuse Shares and Holdback Shares) otherwise issuable under this Agreement, then the affected Company Indemnifying Parties shall, automatically and without any further action required by Parent or any of the Company Indemnifying Parties, be deemed to have forfeited to Parent such number of Parent Common Shares necessary to fully satisfy such set-off amount claimed by Parent.”

7.

Amendment to Section 8.10(b). Section 8.10(b) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(b)

To the extent that (i) any indemnification claim by a Parent Indemnified Party pursuant to Section 6.8 or Section 8.2, or the amount of Losses claimed thereunder, is disputed by any Company Indemnifying Party (whether through the Stockholders’ Representative or otherwise), as determined by written notice of any such dispute having been delivered to Parent, or (ii) the amount of Losses under any such indemnification claim cannot be fully and finally quantified as of the date on which Parent intends to exercise its set-off and cancellation rights under Section 8.10(a) with respect thereto, (x) Parent may proceed with such set-off and cancellation as to any Losses under such indemnification claim that are quantified and not disputed by any Company Indemnified Party, and (y) Parent may withhold from one or more of the Tranche One Payment Amount, the Tranche Two Payment Amount, the Tranche Three Payment Amount, the Tranche Four Payment Amount, the Holdback Shares (to the extent the indemnification claim is made under Section 8.2(g)), and the Earn-Out Payment (including any portion thereof paid as Bonus Payments), pro rata based on the Indemnification Liability Allocation, in each case to the extent not yet paid, Parent’s good faith, reasonable estimate of the amount of Losses in respect of such indemnification claim that are not recovered through the set-off and cancellation contemplated by the foregoing clause (x). To the extent it is later determined that the amount of such withholding of Parent Common Shares, Earn-Out Payment (including any portion thereof paid as Bonus Payments) under clause (y) exceeded the amount of indemnifiable Losses not already satisfied through the set-off and cancellation contemplated by the foregoing clause (x), Parent shall thereafter promptly distribute such excess Parent Common Shares, and/or Earn-Out Payment (including any portion thereof payable as Bonus Payments) to the Company Indemnifying Parties (pro rata based on the Indemnification Liability Allocation), without interest; provided, however, that in the case of any Holdback Shares, such excess Holdback Shares shall continue to be held by Parent for any remainder of the Holdback Period. For the avoidance of doubt, the rights of set-off described in Section 8.10(a) and this Section 8.10(b), whether or not available, shall be the Parent Indemnified Parties’ sole and exclusive source of recourse for any and all indemnification obligations pursuant to Section 6.8 and this Article VIII.”

8.

Entire Agreement. Except as specifically modified by this Amendment, all terms and conditions of the Merger Agreement shall remain in full force and effect, unmodified in any way. In the event of any inconsistency or conflict between the provisions of the Merger Agreement and this Amendment, the provisions of this Amendment will prevail and govern. The parties hereto agree that all references to “this Agreement” in the Merger Agreement and to the Merger Agreement in the Disclosure Letter or any other document contemplated by, or referring to, the Merger Agreement shall hereinafter refer to the Merger Agreement as amended by this Amendment.

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IN WITNESS WHEREOF, Parent, Merger Sub, the Company and the Stockholders’ Representative have signed or caused this Amendment to be signed by their respective officers thereunto duly authorized all as of the date first written above.

PARENT:

SNIPP INTERACTIVE INC.

By: "Atul Sabharwal"

Atul Sabharwal

Chief Executive Officer

MERGER SUB:

HIP ACQUISITION, INC.

By: "Atul Sabharwal"
Atul Sabharwal

President

COMPANY:

HIP DIGITAL MEDIA INC.

By: "Baris Karadogan" Baris Karadogan

CEO

STOCKHOLDERS’

REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE

SERVICES LLC,

solely in its capacity as the Stockholders’ Representative

By: "Mark B. Vogel" Name: Mark B. Vogel Title: Managing Director

[SIGNATURE PAGE TO AMENDMENT NO.1 TO AGREEMENT AND PLAN OF MERGER]